Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present REOLYSIN® Preclinical Data at the 2015 AACR Annual Meeting

CALGARY, April 20, 2015 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that a series of poster presentations by the Company's research collaborators will be made at the 2015 AACR Annual Meeting being held from April 18th to 22nd, 2015 in Philadelphia, PA.

"Our preclinical program remains focused on identifying additional drug combinations, indications and genetic populations that we can consider for future clinical testing," said Dr. Brad Thompson, President and CEO of Oncolytics. "The findings presented at the AACR meeting are all supportive of additional work with these treatment combinations."

The first abstract/poster titled "Combination therapy of reovirus and PD-1 blockade effectively established tumor control via innate and adaptive immune responses," was authored by Melcher, et al. The authors concluded that in an immune-competent murine melanoma model the combination therapy of reovirus with PD-1 blockade confers significant survival benefit, by augmenting tumor-specific natural killer (NK) responses and specifically attenuating tumor-specific immunosuppression. These data also suggest that combination of PD-1 inhibition therapy with reovirus oncolytic/immunotherapy represents a readily translatable method to enhance the therapeutic efficacy.

The second abstract/poster titled "Oncolytic virus (RT3D) administration in combination with cetuximab in head and neck squamous cell cancer (HNSCC) models harboring active EGFR/RAS/P13K signaling," was authored by Psyrri, et al. The authors concluded that in a transgenic mouse to test the therapeutic effect of combination of cetuximab treatment and RT3D infection in a mouse model of ras-driven oral SCC, RT3D infection exhibits a strong oncolytic effect in cetuximab resistant HNSCC with activated EGFR/RAS/MAPK signaling. The findings provided evidence that RAS independent molecular mechanisms can also support the RT3D proliferation in this subset of HNSCC.

The third abstract/poster titled "Synergistic mechanisms of oncolytic reovirus with bortezomib in overcoming therapy resistance of multiple myeloma," was authored by Morris et al. Using a number of multiple myeloma cell lines the authors concluded that not all multiple myeloma cell lines are amenable to reovrius mediated cell death and that this has important implications for the future use of reovirus as a therapeutic agent. Understanding the signaling pathways of resistant tumours will help develop a more personalized approach for reovrius therapy for multiple myeloma patients in the future.

The fourth abstract/poster titled "Oncolytic viral therapy with immune modulation is an effective novel treatment strategy for non-small cell lung cancer (NSCLC)," was also authored by Morris et al. Using reovirus and sunitinib the researchers tested series of human and mouse lung cancer cell lines and concluded that reovirus and sunitinib combination therapy holds promise as a novel treatment strategy for NSCLC.

Copies of the abstracts and posters, when available, will be found on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work, future work with anti-PD-1, cetuximab, bortezomib, and sunitinib, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

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For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 20-APR-15